UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)1

SBA Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

78388J106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78388J106	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Worley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,399,785
6 SHARED VOTING POWER 4,142,546
7 SOLE DISPOSITIVE POWER 1,399,785
8 SHARED DISPOSITIVE POWER 4,142,546

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,542,331
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 78388J106	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Permit Capital Telecom, L.P. 11-3661291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,881,586
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,881,586

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,881,586
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78388J106	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Permit Capital GP, L.P. 043713293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,142,546
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,142,546

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,142,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 78388J106	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Permit Capital GP, Inc. 043713287
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,142,546
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,142,546

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,142,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1	(a)	Name of Issuer

SBA Communications Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices

One Town Center Road, Third Floor, Boca Raton, Florida 33468

Item 2	(a)	Name of Person Filing

This statement on Schedule 13G is filed by Richard B. Worley (“Mr. Worley”); Permit Capital Telecom, L.P. (“Telecom”); Permit Capital GP, L.P. (“PCGPLP”); and Permit Capital GP, Inc. (“PCGP”) (each a “Reporting Person”, and collectively, the “Reporting Persons”).

This statement on Schedule 13G constitutes Amendment No. 10 to the Schedule 13D originally filed on February 18, 2003 by Mr. Worley; Telecom; PCGPLP; and PCGP. No further amendments will be filed by such persons on Schedule 13D with respect to their beneficial ownership of Class A Common Stock of the Issuer so long as they remain entitled to report their beneficial ownership on Schedule 13G.

Item 2	(b)	Address of Principal Business Offices

100 Front Street, Suite 900, West Conshohocken, Pennsylvania 19428

Item 2	(c)	Citizenship

Mr. Worley is a citizen of the United States of America. The place of organization for Telecom and PCGPLP is Delaware. The place of organization for PCGP is Pennsylvania.

Item 2	(d)	Title of Class of Securities

Class A Common Stock

Item 2	(e)	CUSIP Number

78388J106

Item 3	If this Statement is Filed pursuant to Rules 13d-1(b), or 13d-2(b), Check whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

☒ Not applicable

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2007, Mr. Worley may be deemed to have beneficially owned an aggregate of 5,542,331 shares of Class A Common Stock consisting of (a) 1,029,785 shares of Class A Common Stock held by Mr. Worley directly as of such date, (b) 3,881,586 shares of Class A Common Stock held by Telecom directly as of such date, (c) 260,960 shares of Class A Common Stock held by Permit Capital Enterprise Fund, L.P. (“Enterprise”) directly as of such date, (d) 300,000 shares of Class A Common Stock held by the Richard B. Worley November 2007 Grantor Retained Annuity Trust (“GRAT”) directly as of such date and (e) 70,000 shares of Class A Common Stock held by the Miller Worley Foundation (“Foundation”) directly as of such date. Mr. Worley is the sole stockholder of PCGP, PCGP is the general partner of PCGPLP and PCGPLP is the general partner of Telecom and Enterprise. Mr. Worley is the sole trustee of the GRAT and is a director of the Foundation. Mr. Worley disclaims beneficial ownership of any shares of Class A Common Stock directly held by Telecom, Enterprise, the GRAT or the Foundation.

As of December 31, 2007, both PCGPLP and PCGP may be deemed to have beneficially owned an aggregate of 4,142,546 shares of Class A Common Stock consisting of (a) 3,881,586 shares of Class A Common Stock held by Telecom directly as of such date and (b) 260,960 shares of Class A Common Stock held by Enterprise directly as of such date. PCGP is the general partner of PCGPLP, and PCGPLP is the general partner of Telecom and Enterprise. Each of PCGPLP and PCGP disclaim beneficial ownership of any shares of Class A Common Stock directly held by Telecom or Enterprise.

As of December 31, 2007, Telecom beneficially owned an aggregate of 3,881,586 shares of Class A Common Stock which shares are held by Telecom directly.

(b) Percent of class:*

* See the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:*

(ii) Shared power to vote or to direct the vote:*

(iii) Sole power to dispose or to direct the disposition of:*

(iv) Shared power to dispose or to direct the disposition of:*

* See the Cover Pages for each of the Reporting Persons.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	/s/ Richard B. Worley
Richard B. Worley

PERMIT CAPITAL TELECOM, L.P.

	By:	Permit Capital GP, L.P., its General Partner

		By:	Permit Capital GP, Inc., its General Partner

			By:	/s/ Ronald Reese
Ronald Reese
Vice President

PERMIT CAPITAL GP, L.P.

	By:	Permit Capital GP, Inc., its General Partner

		By:	/s/ Ronald Reese
Ronald Reese
Vice President

PERMIT CAPITAL GP, INC.

	By:	/s/ Ronald Reese
Ronald Reese
Vice President